Contact:
At the Company:                       At the Financial Relations Board:
401-233-0333                          212-661-8030
Philip B. Barr, Jr.                   Analyst Information:  John McNamara
Chief Financial Officer               Media Information:  Alicia Nieva-Woodgate
Investor Relations                    General Information:  Jeff Bogart

At Biosystems, Inc:
860-944-1079
Jack Burt
President and CEO

FOR IMMEDIATE RELEASE
October 1, 1997


                       BACOU USA ACQUIRES BIOSYSTEMS, INC.
                  Announces Open Market Stock Buyback Program,
                    Repurchase of 554,000 Unregistered Shares

SMITHFIELD, R.I., October 1, 1997 -- Bacou USA, Inc. (Nasdaq: BACU), a leading manufacturer of personal protection equipment, announced today that it has acquired privately owned Biosystems, Inc., a Middletown, Connecticut, maker of gas monitors and equipment for testing self-contained breathing apparatus.

     Bacou also announced today that it has purchased 554,400 unregistered shares, or about 3% of its common stock in a privately negotiated transaction from a non-affiliated corporate seller at a purchase price of $14.50 per share, or a total of $8,038,800. The Company further announced that its board of directors has authorized, effective upon closing of the Biosystems acquisition, the start of an open-market Common Stock buyback program to acquire up to approximately 300,000 Bacou shares in addition to the negotiated transaction.

     The purchase price for Biosystems was approximately $13.5 million in Bacou common shares, or five times the purchased company's earnings before interest and taxes (EBIT), with an earnout pegged to results through December 31, 2000. Additional terms of the transaction, which closed September 30, include demand and piggyback registration rights for the shares issued to the sellers, an option to receive a portion of any earnout amount in cash with the balance in Bacou common shares, and a fixed-price put option for 24 months on 70 percent of the shares issued on the closing date.

     Biosystems estimates that its net sales for its fiscal year ended September 30, 1997, will be in excess of $16 million. This compares to $13.7 million and $12.3 million for the years ending September 30, 1996 and 1995, respectively. Biosystems was founded in 1981 and currently employs 107 people.

     "Biosystems is a great addition to the Bacou USA group of companies," Walter Stepan, Vice Chairman, President and CEO of Bacou USA, said, "With a strong distribution system and reputation for quality and technological leadership, Biosystems has established excellent positions in the gas-detection marketplace. Its experienced management team will remain with the company and be instrumental in realizing its full market potential."

     "Our acquisition strategy--to take advantage of a general consolidation trend in the market for safety and security products--is developing nicely," Stepan continued. "We have achieved a leadership position in the plano, prescription and laser protective eyewear segments and a strong, top-four position in the respirator segment of personal protection equipment (PPE) market. Today's acquisition fits well with our respiratory products business and advances us beyond PPE into the broader safety and security market. In the months ahead, we intend to focus on integrating acquired operations while looking for our next opportunity to grow by acquisition."

     "Over the past 16 years, Biosystems has grown from a start-up operation to a serious contender within its chosen market," said Jack Burt, President and CEO of Biosystems. "By joining Bacou USA, we are teaming with a larger organization that shares our entrepreneurial spirit and vision for the future of the safety and security markets. Also, with the additional capital and market resources of Bacou USA at our disposal, we expect to improve our market penetration at home and abroad and shorten the time cycle for introduction of product improvements and new products."

     The total North American market for gas detection products is estimated by Biosystems to exceed $270 million in sales annually. Biosystems believes it is one of three leaders in the $90 million confined space gas detection segment of this market and estimates that its share of this segment, in which some 12 companies compete, is about 15 percent. Other market segments include the personal (single sensor) gas detection segment, which Biosystems believes amounts to $30 million, the fixed gas detection system segment, which Biosystems believes amounts to $150 million, and the air purification and airline carbon monoxide monitoring segment, which amounted to an estimated $15 million in North American sales. Biosystems products compete on the basis of offering the best value rather than the lowest price. Biosystems positions its products as being leaders in technology and quality.

     Biosystems' product in this market are primarily sold through industrial safety distributors and distributors of fire service equipment. Product names include PhD Plus, PhD Ultra, Cannonball, Toxi, GasChek and Zoneguard. Biosystems products are also sold under private label directly to manufacturers of self-contained breathing apparatus and gas detection equipment for resale through their sales organizations. In addition, they are sold directly to some large government agencies and departments, including the U.S. Navy, which in 1996 selected a Biosystems gas detector as its primary instrument for use in all confined space entry procedures.

     The ease of use of Biosystems gas-detection equipment makes it especially popular with workers in such industrial environments as waste water treatment plants, refineries, chemical plants, pulp and paper mills, and steel mills. Many municipal departments own large numbers of Biosystems gas detectors for use in electrical vaults, boilers, sewers and many other types of dangerous confined spaces. Biosystems' products' sophisticated features such as datalogging and use with a variety of different sensors makes them popular as well with a second category of end user-industrial hygienists, safety engineers and regulatory agency employees.


     Biosystems PosiChek products is a computer controlled test bench used to evaluate the performance of SCBA and other respiratory protective equipment to ensure that equipment needing maintenance is identified and removed from service before an accident occurs, not after. Biosystems believes PosiChek to be a unique, proprietary product with no current direct competition. Biosystems sells this product to a group of end users that is substantially different from that for the company's gas monitoring equipment. PosiChek is sold primarily to fire fighting organizations. Additional customers include nuclear power generating stations, hydroelectric dams, chemical plants, refineries and manufacturers that use self-contained breathing apparatus.


     Under the buyback program, purchases may be made in the open market at prevailing prices from time to time at management's discretion. The private purchase announced today, as well as future purchases, will be funded from available lines of credit, working capital, or both.


     "We believe that these share repurchases are an important complement to the Biosystems transaction for two reasons," said Philip B. Barr, Executive VP and CFO for Bacou USA. "First, we expect the total number of shares to be repurchasedwill approximately equal the number of shares issued at closing, thereby helping to offset any dilution caused by our issuance of stock to acquire Biosystems, Inc. Second, the repurchases allow us effectively to achieve an overall transaction structure that is comparable to a cash purchase of Biosystems. In our acquisition strategy, we currently have a preference for cash deals due to our strong financial position and low debt. The issuance of registration rights to the sellers also enhances the possibility of introducing additional Bacou USA common shares to the marketplace."


     As of the end of its second quarter ended June 30, 1997, Bacou had total debt of $4.9 million and 17,312,200 shares outstanding.


     Bacou USA, Inc. designs, manufactures and sells personal protective equipment, including non-prescription safety eyewear, frames for prescription safety eyewear, respirators, vision screening equipment and laser safety eyewear. The company's products, marketed under Uvex(R), Titmus(R), Survivair(R) and Pro-Tech(R) brand names, are sold here and abroad principally to industrial safety distributors, optical laboratories, and distributors of fire service equipment.

                      To receive additional information on
                         Bacou USA, Inc., via fax, at no
                      charge dial 1-800-PRO-INFO and enter
                                   code BACU.

                                       ###


Statements contained in this press release that are not historical facts are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities and Litigation Reform Act of 1995. In addition, words such as "believes", "anticipates," "expects" and similar expressions are intended to identify forward-looking statements. Forward-looking statements involve risks and uncertainties, including the timely development and acceptance of new products, the impact of competitive products and pricing, changing market conditions, the successful integration of acquisitions and the other risks detailed in the company's prospectus filed March 27, 1996 and from time to time in other filings. Actual results may differ materially from those projected. These forward-looking statements represent the company's judgment as of the date of this release. The company disclaims, however, any intent or obligation to update these forward-looking statements.